Exhibit 99.3


                         MEDCATH INCORPORATED INSTITUTES
                            A SHAREHOLDER RIGHTS PLAN

Charlotte, North Carolina (October 16, 1996) MedCath Incorporated (Nasdaq/NM:MCTH) today announced that its Board of Directors has instituted a Shareholder Rights Plan through the declaration of a dividend distribution of one Preferred Share Purchase Right on each outstanding share of MedCath Incorporated common stock.

         Stephen R. Puckett, president of MedCath Incorporated, stated, "The Rights are designed to assure that all of MedCath's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of MedCath without paying all shareholders a control premium. It's important to note that no such takeover efforts have occurred to date, nor do we know of any which may occur in the future."

         The Rights will be exercisable only if a person or group acquires 15% or more of MedCath's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right will entitle shareholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $120.

         If MedCath Incorporated is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of MedCath's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of MedCath's common shares having a market value of twice such price.

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         Following the acquisition by a person or group of beneficial  ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

         Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

         The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%.

         The Rights are intended to enable all MedCath Incorporated shareholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

         The dividend distribution will be made on October 28, 1996, payable to shareholders of record on that date. The Rights will expire on October 15, 2006. The Rights distribution is not taxable to shareholders.

         MedCath Incorporated is a provider of cardiology and cardiovascular services through the operation of specialized facilities and the management of physician practices. The Company operates one specialty heart hospital and has four additional heart hospitals under development, manages three medical practices comprised of a total of 74 physicians, manages fixed-site cardiac diagnostic and therapeutic centers, and owns and operates mobile cardiac catheterization laboratories serving networks of hospitals.

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